Exhibit 99.1

Hexindai Reports Third Quarter of Fiscal Year 2018 Financial Results

BEIJING, CHINA, February 13, 2018 – Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced its unaudited financial results for the third quarter ended December 31, 2017.

On November 3, 2017, the Company completed its initial public offering (“IPO”) and issued 5,036,950 American Depositary Shares (“ADS”) at US$10 per ADS for an aggregate offering price of US$ 50,369,500. Throughout the release, each ADS represents one ordinary share. Fiscal year refers to the 12 months ended March 31.

Third Quarter of Fiscal Year 2018 Operational Highlights

•                      Total loan volume facilitated (1) was US$388.7 million (RMB2.6 billion) during the third quarter of fiscal year 2018, an increase of 187.1% from the third quarter of fiscal year 2017.

•                      Gross billing amount (net of VAT)(2) was US$46.9 million during the third quarter of fiscal year 2018, an increase of 483.8% from the third quarter of fiscal year 2017.

•                      Gross billing ratio (net of VAT)(3) for credit loans was 12.1% during the third quarter of fiscal year 2018, an increase from 7.4% during the third quarter of fiscal year 2017.

•                      Number of borrowers (4) was 32,417 during the third quarter of fiscal year 2018, an increase of 285.3% from the third quarter of fiscal year 2017.

•                      Number of investors (5) was 57,846 during the third quarter of fiscal year 2018, an increase of 132.0% from the third quarter of fiscal year 2017.

Hexindai’s platform had facilitated approximately US$2.2 billion (RMB14.0 billion) in loan principal from the inception of its business in March 2014 through December 31, 2017.

Third Quarter of Fiscal Year 2018 Financial Highlights

•                      Net revenue was US$43.3 million during the third quarter of fiscal year 2018, an increase of 575.9% from the third quarter of fiscal year 2017.

(1)Loan volume is defined as the total principal amount of loans facilitated on our marketplace during the relevant period.

(2) “Gross billing amount” is defined as the aggregated loan facilitation fees and loan management fees charged to borrowers before cash incentives, net of value added tax. It differs from the revenue recognized at the time of recognition. For an individual secured loan transaction, the gross billing amount equals the gross accumulative loan management service revenue recognized over the term of the secured loan. For the traditional individual credit loan transaction, as the loan facilitation service fees are charged upfront upon the release of funds to borrowers, the gross billing amount equals the loan facilitation service revenue, while for the newly introduced individual credit loan we launched from this period, the service fees are charged each period, the gross billing amount equals the gross accumulative loan management service revenue recognized over the estimated term of the credit loan.

(3) “Gross billing ratio” is defined as the gross billing amount divided by loan volume facilitated, presented in percentage. It is an operation metric we believe is a more accurate indicator of profitability.

(4) Refers to borrowers who recorded successful borrowing activity on our online marketplace during the relevant period.

(5) Refers to investors who made loan investments on our online marketplace during the relevant period.

•                      Operating expenses were US$11.7 million during the third quarter of fiscal year 2018, an increase of 209.9% from the third quarter of fiscal year 2017.

•                      Net income was US$26.9 million during the third quarter of fiscal year 2018, a significant increase of 1589.1% from the third quarter of fiscal year 2017.

•                      Adjusted net income attributable to Hexindai Inc.’s shareholder (non-GAAP) in the third quarter of fiscal year 2018 was US$27.6 million, increased by 1632.6% from US$1.6 million in the third quarter of fiscal year 2017.

•                      Basic EPS in the third quarter of fiscal year 2018 was US$0.58 compared to US$0.04 in the same period of fiscal year 2017.

•                      Diluted EPS in the third quarter of fiscal year 2018 was US$0.52 compared to US$0.04 in the same period of fiscal year 2017.

Nine Months Ended December 31, 2017 Operational Data

Loan volume

Total loan volume facilitated during the nine months ended December 31, 2017 was US$844.9 million (RMB5.7 billion), an increase of 124.4% from US$378.8 million (RMB2.5 billion) during the same period of fiscal year 2017.

Number of borrowers

Number of borrowers was 67,850 during the nine months ended December 31, 2017, an increase of 237.8% from the same period of fiscal year 2017.

Number of investors

Number of investors was 100,845 during the nine months ended December 31, 2017, an increase of 126.4% from the same period of fiscal year 2017.

“We delivered another solid quarter of financial and operational growth,” commented Mr. Xinming Zhou, Chief Executive Officer of Hexindai. “Loan volumes continued to grow at a triple-digit pace as did the number of investors and borrowers on our platform. The percentage of loan volume acquired through online channels reached another historic high of 24% during the quarter, more than double the 10% from last quarter. We continue to deepen our cooperative agreements with other third-party acquisition channels and are benefiting from the trust and reliability that being a publicly listed company generates. Last month we began holding investor education seminars across China to introduce current and prospective investors on our platform to our advanced risk management systems, development strategy and insurance policies among other topics which we believe will help further increase trust in our platform and strengthen our brand equity. We will continue to invest in enhancing our IT infrastructure and increasing operational efficiency to reinforce our competitive advantage in China’s rapidly growing consumer lending marketplace.”

Third Quarter of Fiscal Year 2018 Unaudited Financial Results

Net revenue

Net revenue during the third quarter of fiscal year 2018 was US$43.3 million, an increase of 575.9% compared to US$6.4 million during the same quarter of fiscal year 2017. The increase was primarily due to the significant increase in the volume of credit loans facilitated through Hexindai’s marketplace, which increased from RMB0.7 billion (US$0.1 billion) in the third quarter of fiscal year 2017 to RMB2.6 billion (US$0.4 billion) in the same quarter of fiscal year 2018. The increase in the volume of credit loans facilitated through our marketplace was driven by an increase in the number of credit loan borrowers from 8,403 in the third quarter of fiscal year 2017 to 32,417 in the same quarter of fiscal year 2018. The increase in net revenues was also due to the increase in gross billing ratio (net of VAT) for credit loans from 7.4% in the third quarter of fiscal year 2017 to 12.1% in the same quarter of fiscal year 2018. The risk reserve liability charge decreased from US$1.6 million in the three months ended December 31, 2016 to nil in the three months ended December 31, 2017 as our risk reserve liability policy has been discontinued and replaced by a third party insurance arrangement since February 1, 2017, there was no risk reserve liability charge in the three months ended December 31, 2017, which also contributed to the increase of net revenue.

Operating expenses

Total operating expenses during the third quarter of fiscal year 2018 were US$11.7 million, an increase of 209.9% from US$3.8 million in the same quarter of last fiscal year. The significant increase was primarily due to increase in sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses

Sales and marketing expenses during the third quarter of fiscal year 2018 were US$5.5 million, an increase of 288.3% from US$1.4 million during the same quarter of last fiscal year. The increase was primarily due to an increase in employee expenses and a series of promotional and brand image campaigns to enhance the Company’s brand recognition and acquire more customers.

Service and development expenses

Service and development expenses during the third quarter of fiscal year 2018 were US$3.2 million, an increase of 114.8% from US$1.5 million during the same quarter of last fiscal year. The increase was primarily attributable to an increase in employee expenses, platform maintenance fees and custodian bank account management fees which were in line with growth in the volume of loans facilitated through the Company’s platform.

General and administrative expenses

General and administrative expenses during the third quarter of fiscal year 2018 were US$3.0 million, an increase of 245.6% from US$0.9 million during the same period of last fiscal year. The increase was primarily attributable to an increase in employee expenses, professional service fees and the share-based compensation expenses.

Net income

As a result of the foregoing, a significant increase of 1589.1% in our net income, which increased from US$1.6 million during the third quarter of fiscal year 2017 to US$26.9 million during the same quarter of fiscal year 2018.

Adjusted net income attributable to Hexindai Inc.’s shareholder and adjusted EPS

Adjusted net income attributable to the Company’s shareholders, which excluded share-based compensation expenses, increased by 1632.6% to US$27.6 million in the third quarter of fiscal year 2018 from US$1.6 million in the same quarter of fiscal year 2017. Accordingly, the adjusted earnings per basic share increased to US$0.60 in the third quarter of fiscal year 2018 from US$0.04 in the same period of fiscal year 2017 and the adjusted earnings per diluted share increased to US$0.54 in the third quarter of fiscal year 2018 from US$ 0.04 in the same quarter of fiscal year 2017.

Nine Months Ended December 31, 2017 Unaudited Financial Results

Net revenue

Net revenue during the nine months ended December 31, 2017 was US$79.6 million, an increase of 414.8% from US$15.5 million during the same period of last fiscal year. The increase was primarily due to the significant increase in the volume of credit loans facilitated through Hexindai’s marketplace, which increased from RMB1.5 billion (US$0.2 billion) in the nine months ended December 31, 2016 to RMB5.6 billion (US$0.8 billion) in the nine months ended December 31, 2017. The increase in the volume of credit loans facilitated through our marketplace was driven by an increase in the number of credit loan borrowers from 19,724 in the nine months ended December 31, 2016 to 67,815 in the nine months ended December 31, 2017. The increase in net revenues was also due to the increase in gross billing ratio (net of VAT) for credit loans from 7.4% in the nine months ended December 31, 2016 to 10.4% in the nine months ended December 31, 2017. The risk reserve liability charge decreased from US$4.0 million in the nine months ended December 31, 2016 to nil in the nine months ended December 31, 2017 as our risk reserve liability policy has been discontinued and replaced by a third party insurance arrangement since February 1, 2017, there was no risk reserve liability charge in the nine months ended December 31, 2017, which also contributed to the increase of net revenue.

Operating expenses

Total operating expenses during the nine months ended December 31, 2017 were US$23.0 million, an increase of 152.4% from US$9.1 million in nine months ended December 31, 2016. The significant increase was primarily due to increase in sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses

Sales and marketing expense during the nine months ended December 31, 2017 were US$11.7 million, an increase of 259.6% from US$3.3 million from the same period of last fiscal year. The increase was primarily due to an increase in employee expenses, a marketing campaign for new products launched in July 2017 and a series of promotional and brand image campaigns to enhance the Company’s brand recognition and acquire more customers.

Service and development expenses

Service and development expenses during the nine months ended December 31, 2017 were US$6.4 million, an increase of 66.3% from US$3.9 million during the same period of last fiscal year. The increase was primarily attributable to an increase in employee expenses, platform maintenance fees and custodian bank account management fees which were in line with growth in the volume of loans facilitated through the Company’s platform.

General and administrative expenses

General and administrative expenses during the nine months ended December 31, 2017 were US$4.8 million, an increase of 143.8% from US$2.0 million during the same period of last year. The increase was primarily attributable to an increase in employee expenses, professional service fees and the share-based compensation expenses.

Net income

As a result of the foregoing, a significant increase of 1016.3% in our net income, which increased from US$4.3 million during the nine months ended December 31, 2016 to US$48.5 million during the same period of this fiscal year.

Adjusted net income attributable to Hexindai Inc.’s shareholder and adjusted EPS

Adjusted net income attributable to the Company’s shareholders, which excluded share-based compensation expenses, increased by 1032.4% to US$49.2 million during the nine months ended December 31, 2017 from US$4.3 million in the nine months ended December 31 2016. Accordingly, the adjusted earnings per basic share increased to US$1.12 during the nine months ended December 31, 2017 from US$0.10 in the same period of last fiscal year and the adjusted earnings per diluted share increased to US$1.07 during the nine months ended December 31, 2017 from US$0.10 in the same period of last fiscal year.

Cash and Cash Flow

As of December 31, 2017, the Company had cash and cash equivalents of US$139.3 million. Net cash provided by operating activities for the nine months ended December 31, 2017 was US$65.0 million, compared to net cash provided by operating activities of US$3.9 million in the same period last fiscal year. The increase in operating cash flow was mainly due to increased net income during nine months ended December 31, 2017. Net cash provided by financing activities for the nine months ended December 31, 2017 was US$52.5 million, compared to net cash provided by financing activities of US$1.1 million in the same period of last fiscal year. The increase in financing activities was mainly due to the net proceeds of US$43.7 million raised from IPO after deducting related costs and expenses.

Business Outlook

Based on the information available as of the date of this press release, Hexindai provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

Three Months Ending March 31, 2018

•             Total loans facilitated will be in the range of US$370.0 million to US$390.0 million.

•             Net revenue will be in the range of US$27.0 million to US$29.0 million.

•             Adjusted net income will be in the range of US$13.0 million to US$15.0 million.

Fiscal Year Ending March 31, 2018

•             Total loans facilitated will be in the range of US$1.22 billion to US$1.24 billion.

•             Net revenue will be in the range of US$107.0 million to US$109.0 million.

•             Adjusted net income will be in the range of US$62.0 million to US$64.0 million.

Use of Non-GAAP Financial Measures

We used adjusted net income and adjusted EPS, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believed that the adjusted net income helped identify underlying trends in our business by excluding the impact of share-based compensation expenses, which were non-cash charges. We believed that the adjusted net income provided useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The adjusted net income was not defined under U.S. GAAP and was not presented in accordance with U.S. GAAP. This non-GAAP financial measure had limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Recent Developments

Expanded Education and Communication Channels with Investors

In October 2017, Hexindai expanded the education and communication channels it has with investors on its official website and mobile app. These channels will help educate investors on recent Company developments, financial tools, risk systems and government regulations while also allowing them to interact with Hexindai management through online Q&A sessions. Hexindai believes that educating its investors and increasing the transparency of its operations and platform will increase trust in the Company and support its healthy and sustainable growth.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Tuesday, February 13, 2018 (9:00 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+65 6713-5091
U.S. Toll Free	+1 866-519-4004
Mainland China	4006-208038
Hong Kong	+852 3018-6771
Passcode: HX

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, February 21, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2-8199-0299
U.S. Toll Free	+1 646-254-3697
Passcode: 2187757

A live and archived webcast of the conference call will be available on the Investor Relations section of Hexindai’s website at http://ir.hexindai.com/.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China. Hexindai offers investors various types of investment products with appropriate risk levels and risk-adjusted returns. With its strong O2O capability combining online platform with extensive offline networks, and the advanced risk management system, further safeguarded by the Company’s strategic cooperative relationships with a custodian bank and an insurance company, it gains high customer satisfaction and reliance, and realizes fast growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com

For investor inquiries, please contact:

Hexindai

Wendy Xuan

Tel: +86 10 5370 9902 ext. 829

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

HEXINDAI INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31,	March 31,
	2017	2017
ASSETS
CURRENT ASSETS:
Cash	$139,293,226	$19,232,275
Prepayments and other assets	4,490,142	4,139,354
Amounts due from related parties	—	4,182,502
TOTAL CURRENT ASSETS	143,783,368	27,554,131
Property, equipment and software at cost, net	620,148	427,938
Deferred tax assets	438,951	400,062
TOTAL ASSETS	$144,842,467	$28,382,131

LIABILITIES AND SHAREHOLDERS’EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	$4,059,855	$789,129
Taxes payable	17,289,055	4,088,646
TOTAL CURRENT LIABILITIES	21,348,910	4,877,775
TOTAL LIABILITIES	$21,348,910	$4,877,775

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 47,958,550 and 42,921,600 shares issued and outstanding as of December 31, 2017 and March 31, 2017, respectively	4,796	4,292
Additional paid-in capital	57,693,590	13,285,717
Retained earnings	60,195,878	11,759,100
Accumulated other comprehensive income (loss)	959,274	(1,544,753)
TOTAL HEXINDAI’S SHAREHOLDERRS’ EQUITY	118,853,538	23,504,356
Non-controlling interest	4,640,019	—
TOTAL SHAREHOLDERS’ EQUTIY	123,493,557	23,504,356

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$144,842,467	$28,382,131

HEXINDAI INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For Three Months Ended December 31,		For Nine Months Ended December 31,
	2017	2016	2017	2016
NET REVENUE
Loan facilitation, post-origination and other service, net	$43,651,672	$6,472,383	$80,156,605	$15,562,404
Business and sales related taxes	(339,512)	(64,267)	(512,622)	(90,268)
NET REVENUE	43,312,160	6,408,116	79,643,983	15,472,136

OPERATING EXPENSES
Sales and marketing	5,484,582	1,412,340	11,744,696	3,266,088
Service and development	3,205,208	1,491,967	6,441,310	3,873,334
General and administrative	2,998,092	867,570	4,842,642	1,985,919
Total operating expenses	11,687,882	3,771,877	23,028,648	9,125,341
INCOME FROM OPERATIONS	31,624,278	2,636,239	56,615,335	6,346,795
OTHER INCOME (EXPENSE)
Other income	254,672	24,522	513,795	180,094
Other expense	(14,691)	(251)	(20,325)	(15,828)
Total other income (expense), net	239,981	24,271	493,470	164,266
INCOME BEFORE INCOME TAXES	31,864,259	2,660,510	57,108,805	6,511,061
PROVISION FOR INCOME TAXES	4,958,434	1,067,582	8,643,375	2,169,594
NET INCOME	26,905,825	1,592,928	48,465,430	4,341,467
Less: net income attributable to non-controlling interest	30,906	—	28,652	—
NET INCOME ATTRIBUTABLE TO HEXINDAI	26,874,919	1,592,928	48,436,778	4,341,467

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	1,559,958	(663,166)	2,608,189	(1,155,757)
COMPREHENSIVE INCOME	28,465,783	929,762	51,073,619	3,185,710
Less: comprehensive income attributable to non-controlling interest	133,237	—	132,814	—
COMPREHENSIVE INCOME ATTRIBUTABLE TO HEXINDAI	$28,332,546	$929,762	$50,940,805	$3,185,710

Earnings per common share*-basic	$0.58	$0.04	$1.10	$0.10
Earnings per common share*-diluted	$0.52	$0.04	$1.06	$0.10
Weighted average number of shares outstanding*-basic	46,131,964	42,080,000	43,987,816	42,080,000
Weighted average number of shares outstanding*-diluted	51,534,829	42,080,000	45,788,771	42,080,000

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

HEXINDAI INC.

Reconciliations of GAAP And Non-GAAP Results

(UNAUDITED)

	For Three Months Ended December 31,		For Nine Months Ended December 31,
	2017	2016	2017	2016
Net income attributable to Hexindai Inc.’s shareholder	$26,874,919	$1,592,928	$48,436,778	$4,341,467
Add: Share-based compensation expenses	723,831	—	723,831	—
Non-GAAP net income attributable to Hexindai Inc.’s shareholder	$27,598,750	$1,592,928	$49,160,609	$4,341,467

Weighted average number of shares outstanding*-basic	46,131,964	42,080,000	43,987,816	42,080,000
Weighted average number of shares outstanding*-diluted	51,534,829	42,080,000	45,788,771	42,080,000

Earnings per common share*-basic	$0.58	$0.04	$1.10	$0.10
Adjustment related to share based compensation expenses*-basic	$0.02	$0.00	$0.02	$0.00
Non-GAAP earnings per common share*-basic	$0.60	$0.04	$1.12	$0.10

Earnings per common share*-diluted	$0.52	$0.04	$1.06	$0.10
Adjustment related to share based compensation expenses*-diluted	$0.02	$0.00	$0.01	$0.00
Non-GAAP earnings per common share*-diluted	$0.54	$0.04	$1.07	$0.10

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

The following table presents our summary operating data for three months and nine months ended December 31, 2016 and 2017.

									Growth Rates(4)
									Three Months ended	Nine Months ended
									December 31, 2017	September 31, 2017
	For Three Months Ended December 31,				For Nine Months Ended December 31,				compared to	compared to
	2016		2017		2016		2017		December 31, 2016	December 31, 2016
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands, except percentages and numbers)				(in thousands, except percentages and numbers)
Loan volume facilitated
Credit loan principal	684,063	100,133	2,570,798	388,745	1,532,231	229,616	5,610,349	835,471	275.8%	266.2%
Secured loan principal	211,350	30,937	—	—	995,624	149,201	63,220	9,414	-100.0%	-93.7%
Total	895,413	131,070	2,570,798	388,745	2,527,855	378,817	5,673,569	844,885	187.1%	124.4%
Number of transactions facilitated(1)
Credit loan transactions	8,403	8,403	32,511	32,511	19,724	19,724	67,965	67,965
Secured loan transactions	206	206	—	—	1,216	1,216	49	49
Total	8,609	8,609	32,511	32,511	20,940	20,940	68,014	68,014
Average individual transaction amount
Credit loan transactions	81	12	79	12	78	12	83	12
Secured loan transactions	1,026	150	—	—	819	123	1,290	192
Overall average	104	15	79	12	121	18	83	12
Gross billing amount (net of VAT)
Credit loan	50,341	7,369	310,244	46,914	113,189	16,962	582,109	86,686	516.3%	414.3%
Secured loan	2,799	410	—	—	12,836	1,924	1,458	217	-100.0%	-88.6%
Total	53,140	7,779	310,244	46,914	126,025	18,886	583,567	86,903	483.8%	363.1%
Gross billing ratio (net of VAT)
Credit loan	7.4%	7.4%	12.1%	12.1%	7.4%	7.4%	10.4%	10.4%
Secured loan	1.3%	1.3%	—	—	1.3%	1.3%	2.3%	2.3%
Total	5.9%	5.9%	12.1%	12.1%	5.0%	5.0%	10.3%	10.3%
Number of borrowers
Credit loan transactions	8,403	8,403	32,417	32,417	19,724	19,724	67,815	67,815
Secured loan transactions	10	10	—	—	363	363	35	35
Total	8,413	8,413	32,417	32,417	20,087	20,087	67,850	67,850	285.3%	237.8%
Number of investors
Credit loan transactions (2)	6,893	6,893	45,452	45,452	8,570	8,570	80,836	80,836
Secured loan transactions (3)	4,935	4,935	—	—	14,374	14,374	91	91
Credit and secured loan transactions	13,108	13,108	12,394	12,394	21,602	21,602	19,918	19,918
Total	24,936	24,936	57,846	57,846	44,546	44,546	100,845	100,845	132.0%	126.4%

(1) Number of loan transactions facilitated is defined as the total number of loans facilitated on our marketplace during the relevant period.

(2) Refers to investors who exclusively invested in credit loan transactions during the relevant period.

(3) Refers to investors who exclusively invested in secured loan transactions during the relevant period.

(4) Growth rates are calculated by RMB, and exclude the impact from exchange rate in different reporting period to reflect a real growth rate.

The following table sets forth our revenue breakdown for the periods indicated:

	For the Three Months Ended December 31,		For the Nine Months Ended December 31,
	2017	2016	2017	2016
Revenue (1)
Loan facilitation service	$46,754,718	$7,380,145	$87,054,743	$16,902,500
Loan management service	111,792	526,560	404,946	2,428,268
Post-origination service	1,316,351	418,817	2,394,179	1,060,319
Others	11,592	25,427	21,917	50,466
Total revenue	48,194,453	8,350,949	89,875,785	20,441,553
Business tax	339,512	64,267	512,622	90,268
Cash incentives	4,542,781	252,394	9,719,180	845,319
Risk reserve liability charge	—	1,626,172	—	4,033,830
Net Revenue	$43,312,160	$6,408,116	$79,643,983	$15,472,136

(1) Represents amounts net of VAT